Exhibit (a)(10)

Buckeye Technologies Inc.

1001 Tillman Street

Memphis, TN 38112

May 7, 2013

Dear Stockholder:

We are pleased to inform you that, on April 23, 2013, Buckeye Technologies Inc. (“Buckeye”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Georgia-Pacific LLC (“Georgia-Pacific”) and GP Cellulose Group LLC, an indirect wholly-owned subsidiary of Georgia-Pacific (the “Purchaser”). In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at a price per share of $37.50, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of the Purchaser with and into Buckeye, with Buckeye surviving the merger as an indirect wholly-owned subsidiary of Georgia-Pacific. In the merger, each share then outstanding (other than Shares owned by (i) Georgia-Pacific or its subsidiaries, including the Purchaser, (ii) Buckeye or its subsidiaries or (iii) shares owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The Board of Directors of Buckeye (the “Board”) unanimously: (i) determined that it is advisable, fair and in the best interests of Buckeye to enter into the Merger Agreement, (ii) determined that the terms of the Merger Agreement are fair to, and in the best interests of, Buckeye and its stockholders, and are approved and declared advisable, (iii) authorized the Merger Agreement and the transactions contemplated by the Merger Agreement and (iv) recommended that the holders of Shares accept the Offer, tender their Shares to the Purchaser in the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, if required by applicable law. Accordingly, and for the other reasons described in more detail in the enclosed copy of Buckeye’s solicitation/recommendation statement, the Board, upon the terms and subject to the conditions set forth in the Merger Agreement, recommends to Buckeye’s stockholders that they accept the Offer and tender their Shares to the Purchaser in the Offer.

Accompanying this letter is (i) a copy of Buckeye’s solicitation/recommendation statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated May 7, 2013, which sets forth the terms and conditions of the Offer and (iii) Letters of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, June 4, 2013 unless extended.

Sincerely,

John B. Crowe

Chairman of the Board of Directors and Chief Executive Officer